FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding the par value interest rate for the public offer of the corporate bonds issuance of Huaneng Power International, Inc. (the “Registrant") for 2007; and

2.	an announcement on the change of the Registrant's secretary;

each made by the Registrant on December 25, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
Announcement regarding the Par Value Interest Rate for
the Public Offer of the Corporate Bonds Issuance of the Company
for 2007 (the First Tranche)

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As approved by The China Securities Regulatory Commission, the Company has been given approval for issuance of corporate bonds, by different tranches, in an amount not exceeding RMB10 billion. The initial issuing scale of the first tranche of the Company’s corporate bonds for 2007 (the “Bonds”) will be RMB5 billion with an option of further issuance of an amount not more than RMB1 billion in accordance with market conditions.

Pursuant to the Announcement regarding the Public Offer of the Bonds Issuance of Huaneng Power International, Inc. for 2007 (the first tranche), the interest rate for the Bonds with a fixed term of 5 years shall be in the region of 5.45% - 5.75%; the interest rate for the Bonds with a fixed term of 7 years shall be in the region of 5.55% - 5.85%; and the interest rate for the Bonds with a fixed term of 10 years shall be in the region of 5.70% - 6.00%. Specific interest rates for the different types of the Bonds will be determined within the quoted region, based on the book-running results from offline price consultations and subject to the negotiated consensus between the Company and the Sponsor (lead underwriter), with reference to the State’s regulations and after having filed with the regulatory authorities. Such interest rates shall not be changed during the subsistence of the Bonds.

On 21 December 2007, the Issuer and the Sponsor (lead underwriter), CITIC Securities Company Limited, have conducted offline price consultations regarding the par value interest rate to institutional investors. Pursuant to the results obtained from institutional investors based on offline price consultations, and upon negotiated consensus between the Issuer and the Sponsor (lead underwriter), the issuing scale and the par value interest rates for the different types of the Bonds were eventually determined as follows: the issuing scale for the Bonds with a fixed term of 5 years shall be RMB1,000 million and the par interest rate shall be 5.67%; the issuing scale for Bonds with a fixed term of 7 years shall be RMB1,700 million and the par interest rate shall be 5.75%; and the issuing scale for the Bonds with a fixed term of 10 years shall be RMB3,300 million and the par interest rate shall be 5.90%.

The issuer will base on abovementioned par value interest rates to make an open offer through on-line subscription to the general public investors on 25 December 2007, and will carry out an offline subscription to institutional investors from 25 December 2007 to 26 December 2007.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
25 December 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CHANGE OF COMPANY SECRETARY

On 23 October 2007, the Board resolved to appoint Mr. Gu Biquan as the Company Secretary of the Company, effective on the date on which the relevant waiver from the Stock Exchange is granted. The Company has applied for, and the Stock Exchange has granted the Company on 20 December 2007, a conditional waiver from strict compliance with Rules 8.17 and 19A.16 of the Hong Kong Listing Rules until 19 December 2010.

On 23 October 2007, the board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) resolved to accept the resignation of Mr. Huang Jian from the position of Company Secretary and to appoint Mr. Gu Biquan as the Company Secretary, both effective on the date on which the relevant waiver from the Stock Exchange is granted.

Mr. Gu Biquan (“Mr. Gu”), Vice President of the Company, currently does not possess the qualification as required under Rule 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Hong Kong Listing Rules”). In the past, Mr. Gu has assisted the Company to comply with the requirements under the applicable listing rules and regulations of the jurisdictions where the shares of the Company are listed with regard to information disclosure related matters. The Company has engaged Mr. Zhang Xinmin (“Mr. Zhang”), who is a fellow member of the Association of Chartered Certified Accountants and is applying for a membership of the Hong Kong Institute of Certified Public Acountants (“HKICPA”), to provide assistance to Mr. Gu until 19 December 2010 to enable Mr. Gu to discharge his duties as Company Secretary.

In respect of Mr. Gu’s appointment, the Company has applied for, and the Stock Exchange has granted on 20 December 2007, a conditional waiver from strict compliance with Rules 8.17 and 19A.16 of the Hong Kong Listing Rules (the “Waiver”) for a period of three years ceasing either on 20 December 2010, being three years from the date of the Waiver; or the date on which the arrangement providing Mr. Gu with access to the assistance of Mr. Zhang is no longer in place; or on 31 March 2008 whereby Mr. Zhang is not eligible to be registered as a member of the HKICPA, whichever date occurs earlier. In either of the situations mentioned above, the Company will be required to immediately inform the Stock Exchange and take remedial steps to comply with Rules 8.17 and 19A.16 of the Hong Kong Listing Rules.

By Order of the Board Huaneng Power International, Inc. Huang Long Vice Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
25 December 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan
Name: Gu Biquan
Title: Company Secretary

Date:    December 27, 2007